FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement

500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 26 October 2004

National strengthens governance frameworks

National Australia Bank Director of Finance and Risk, Michael Ullmer, today announced a new finance and risk structure designed to strengthen the National’s governance framework, and better support the regional business model.

As part of the new structure a Deputy Group Chief Financial Officer will be appointed reporting to Michael Ullmer and will join the Group Executive Committee, as will the Group Chief Risk Officer Mike Hamar.

Chief Financial Officers and Chief Risk Officers will be appointed in each region and for Institutional Markets & Services.

The business unit Chief Financial Officers will report to both the Deputy Group Chief Financial Officer and their business unit CEO and sit on the finance and business unit leadership teams.

Similarly, the business unit Chief Risk Officers will report to both the Group Chief Risk Officer and their business unit CEO and sit on the risk and business unit leadership teams.

“The Financial & Risk Management executive team has clear governance accountabilities and is aligned with the regional business model to ensure a strong regional and customer focus,” Mr Ullmer said.

“At the regional level, having the finance and risk functions closer to the businesses will allow us to support quicker delivery of services to our customers,” he said.

Please see attached structure diagram.

For further information:

Brandon Phillips	Callum Davidson
Group Manager	Head of Group Investor Relations
Group Corporate Relations

03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

Or visit www.nabgroup.com

Financial & Risk Management Leadership Team

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook
Date:	26 October 2004	Title:	Associate Company Secretary